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TO OUR SHAREHOLDERS

I am very pleased to be making my first report to you as CEO of Tennant. Sales reached a record for the first quarter ended March 31, 1999, and earnings per share were almost at the record level produced during a very strong year-ago quarter.

NORTH AMERICAN ORDERS, ACQUISITION BOOST QUARTER SALES

Sales for the first quarter were $99.7 million, up 12 percent over $88.7 million for last year's first quarter. About two-thirds of the improvement came from our existing business, with the remaining third coming from the Sorma acquisition, completed in January. Net earnings for the quarter were $4.9 million, or 53 cents per diluted share, down slightly from the record of $5.2 million, or 54 cents, for the prior-year's quarter.

First quarter 1998 was an exceptionally strong period, with 23 percent earnings per share growth, which made it a difficult quarter to outperform. However, we almost matched this performance, despite the slow start seen in the worldwide industrial economy in 1999.

First quarter orders rose 5 percent in North America, with all of the increase occurring in the second half of the period. North American commercial equipment order growth was particularly strong. Orders from our existing business in Europe, together with Asia and other international markets were down 4 percent in local currency. A generally weaker dollar, compared to a year ago, reduced the translated amount of the decline to about 1 percent in U.S. dollars. The order backlog increased by $5 million for this quarter, versus an $8 million increase in the first quarter last year.

EARNINGS AFFECTED BY SEVERAL UNUSUAL ITEMS

Our net earnings were negatively affected by a decline in interest income from our product financing business. We outsourced this business in 1998 in an effort to focus on our core capabilities and offer more competitive financing rates to our customers. As a result, this quarter included interest income only on the portfolio of pre-existing financing contracts that gradually are being paid. In addition, our Sorma acquisition had a small operating loss for the first quarter. This performance was in line with our expectations, and we already have plans in place to restore this manufacturer of commercial floor maintenance equipment to profitability. These negatives were partially offset by the gain from a required change in accounting method on software developed for internal use.

CHANGE IN SERVICE LABOR ACCOUNTING

In previous years we reported revenue from providing repair service in our European operations as part of total sales and included the related costs in selling and administrative expense. To better match the cost of repair service with the revenue it generates, we now include an allocable portion of service labor cost in the cost of sales category. As a result gross margin for the first quarter was reduced by approximately 0.7 percentage points, and selling and administrative expense was reduced by a corresponding amount. The change in accounting is a change in classification only and has no impact on reported net income.

1999 OUTLOOK

Assuming currently forecasted levels of economic growth, we are optimistic that Tennant can surpass 1998's record results. First, we will do this by focusing on order growth. Our focus is to maintain the order growth seen in North America in the last two months by aggressively marketing new products, restoring growth in our existing European businesses, and successfully integrating Sorma into our operations. Second, we will keep a tight reign on expenses. We are continuing the companywide hiring and spending restraints put in place last year and will take further actions as appropriate.

This letter contains various forward-looking statements involving risks and uncertainties. These include economic and foreign currency conditions as well as market and competitive factors. For additional information about factors that could materially affect Tennant's actual results, please see Tennant's SEC filings.


    /s/ Janet Dolan
----------------------
     Janet Dolan
   President - CEO
                                                           April 19, 1999


PRODUCTS FOR A CLEANER AND SAFER WORLD

Tennant's newest outdoor litter picker keeps downtown business districts, city sidewalks, malls, school grounds and parks litter-free.

                              (PICTURE)

The Litter Hawk-TM- cleans quietly, without creating a dust nuisance. Utilizing both dry and water-spray dust control, it has outstanding visibility and offers a variety of options for working comfortably among pedestrians. The ability to ride or walk makes it even easier.

The new Litter Hawk-TM- is just one more example of Tennant's response to the unique demands of the outdoor market.